EXHIBIT 99.2
July 26, 2007
The Board of Directors
Washington Group International
720 Park Boulevard
Boise, ID 83729
Dear Members of the Board of Directors,
We have determined to vote our Washington Group shares against the proposed merger with URS Corporation and are writing to explain why we think the merger is not in the best interest of Washington Group shareholders. We are not aware of any other large institutional shareholder of Washington Group that is in favor of the deal.
We met with the managements of both companies on May 29, 2007 and have reviewed the preliminary proxy materials. To summarize our views, while it is possible that combining the two companies makes sense, the proposed split of value between the companies does not give sufficient credit to Washington Group’s more robust growth prospects. As a result, based on the proposed merger terms, we believe that Washington Group shareholders will do better by rejecting the merger.
We have been long-standing shareholders of Washington Group. We began acquiring a stake in early 2001 and have added to it over the years. We have generally supported management’s efforts and backed management’s view about the optimal capital structure for the company. Our intent has been to be passive, supportive shareholders. However, the proposed merger is so inadequate that we feel required to speak out in respectful opposition.
Problems with the Sale and Sale Process
The Board of Directors relied on a fairness opinion from Goldman Sachs instead of an auction. Considering that the proposed transaction is a sale to a strategic buyer through a non-auction process, the approximate fifteen percent premium to the pre-announcement share price strongly suggests that a higher value could have been obtained through an auction. This is particularly true inasmuch as Washington Group had received unsolicited interest from several parties. If the company determined it was to be sold, we believe it should have either demanded a larger premium or sought additional competing bids through an auction process.
The proposed merger consideration of $43.80 in cash and 0.772 shares of URS common stock per Washington Group share does not represent full value for Washington Group shareholders. Based on our review of the proxy materials, the fairness opinion on which the Board relied contained overly conservative forecasts that do not recognize the real future earnings potential of the Washington Group business. That analysis does not assign value to Washington Group’s substantial tax asset, relies on overly conservative estimates of Washington Group’s earnings potential, and ignores the potential of several major opportunities Washington Group is pursuing.

We believe management’s net income estimates in the preliminary proxy of $88 million for 2007 and $104 million for 2008 (EPS of $2.88 and $3.41 respectively) are too conservative. In 2006, Washington Group had $42.2 million in charges related to problematic highway contracts in Southern California and Nevada and expects another $25 million in losses this year. The problematic contracts are nearing completion, as the largest is expected to be finished this fall. Management has indicated Washington Group no longer participates in the type of bidding that led to the Southwest highway contracts. These losses have at a minimum depressed recent and current results.
We believe that a valuation should attempt to normalize for these losses. Further, Washington Group expects (or at least hopes) to recover some of the monies lost on these projects. While we find it appropriate to exclude claims recoveries in forecasts for the purpose of managing Wall Street’s expectations, we believe that the value of future claims recoveries should be considered when selling the company. Certainly, it is inconsistent to count the losses and ignore the recoveries. The Goldman fairness opinion which relies on IBES (i.e. sell-side analysts’) estimates that exclude claims recoveries and management’s forecast that also appears to exclude claims recoveries, apparently failed to take this into account.
We observe that, adjusted to eliminate the Southwest highway projects, management apparently projects declining gross profit margin and operating margin in 2008. This is not consistent with the favorable environment and management’s view that it is achieving higher margins on new business than it has over the last few years.

	Proxy Forecast			Adjusted Forecast
	2006	2007	2008	2006	2007	2008
Revenue	3,398.1	4,002.0	4,645.0	3,398.1	4,002.0	4,645.0
Revenue growth		17.8%	16.1%		17.8%	16.1%

Ordinary cost of goods sold	3,242.3	3,809.1	4,416.1	3,242.3	3,809.1	4,416.1
Highway charges				(42.2)	(25.0)

Normalized cost of goods sold	3,242.3	3,809.1	4,416.1	3,200.1	3,784.1	4,416.1

Gross profit	155.8	192.9	228.9	198.0	217.9	228.9

Gross profit margin	4.59%	4.82%	4.93%	5.83%	5.44%	4.93%

Operating income	115.9	153.0	187.0	158.1	178.0	187.0

Operating margin	3.41%	3.82%	4.03%	4.65%	4.45%	4.03%

Net income	70.1	88.0	104.0	90.9	103.6	104.0

EPS	$2.29	$2.88	$3.41	$2.97	$3.39	$3.41
Source: Company Estimates. All amounts in millions of dollars except per share amounts.
On July 16, 2007, Washington Group affirmed its 2007 guidance of $2.60 — $2.92 in earnings per share, which now includes the $25 million charge for the Southwest highway contracts. This further supports the notion that management’s guidance history is based on setting a low bar designed not to be missed even when negative surprises occur. This was the second time in two years the company took a large, unexpected charge for the highway projects and still maintained its guidance.

We met with Washington Group management on March 28, 2007, and discussed Washington Group’s profit potential. Management identified possible adjustments to the 2006 results that would be unlikely to be repeated in future years:
1.	Unusual Savannah River project operating earnings of $29 million

2.	Reduced amortization expense of $10 million

3.	Reduced pension expense of $2 million

4.	Elimination of one-time financing costs of $5 million

5.	Unusual mining project losses of $11 million

6.	Unusual Southwest highway contract losses of $42 million
These items suggested adjusting pretax income for 2006 from $115 million to $155 million to create a baseline for 2007.
Washington Group management was very optimistic about business prospects, including its ability to win new work and to achieve an internal goal of increasing margins by one-to-two percent on new work. The midpoint of management’s guidance for work backlog at the end of 2007 is $6.7 billion, a nineteen percent increase from year-end 2006. While management initially suggested an additional adjustment for reduced work in Iraq, after further conversations management agreed this was not necessary because reduced Iraq work had been taken into account in the backlog forecast.
Management expects eighteen percent revenue growth in 2007. Assuming no margin improvement, pretax income should grow eighteen percent in 2007 from the adjusted 2006 baseline. This implies $183 million of pretax income in 2007, which translates into $107 million of net income and $3.49 of earnings per share. There should be further upside as the company achieves improved margins.
Management agreed it saw this potential and was focused on execution. Management referred us to its comments made on the fourth quarter conference call when CEO Stephen Hanks said Washington Group’s goal is to increase earnings by twenty percent in 2008. Based on our discussion of 2007, this implies estimated earnings of at least $4.19 per share in 2008. Management did not disagree with our view that revenue growth should follow from backlog growth, projected to grow by nineteen percent in 2007. Should the company achieve annual improvements in margins of one percent per year, as the new work flows through the income statement, earnings could be as much as $4.46 this year and $6.37 per share next year. In our meeting, Mr. Hanks then indicated that the five-year operating environment was so favorable he believed twenty percent growth was a good target for several years beyond 2008 as well. We wonder why the management forecast in the proxy is so disconnected from Mr. Hanks’s views.
During the company’s quarterly earnings call on May 10, 2007, Mr. Hanks estimated Washington Group has a deferred tax asset worth more than six dollars per share. Based on the description in the proxy statement, there is no evidence that Goldman took that asset into account in calculating Washington Group’s enterprise value or price-to-earnings ratio. The proposed transaction price of $80 represents a multiple of less than twelve times the company’s earnings potential adjusted for the $6 per share tax asset value.

Washington Group Earnings Potential

	2006	2007	2008
Revenue	3,398.1	4,002.0	4,762.4
Revenue growth		17.8%	19.0%

Gross profit	191.4	265.4	363.4
Gross profit margin	5.63%	6.63%	7.63%

Pre tax income	155.3	230.8	326.8

Net income	90.0	136.3	194.5

EPS	$2.94	$4.46	$6.37
P/E at $74 ($80 - $6 tax asset)	25.2	16.6	11.6
In the preliminary proxy statement, Goldman highlights a comparable company median price-to-earnings multiple of nineteen times 2008 estimates. From the close of the market on May 25, 2007 to the close of the market on July 25, 2007, the comparable group has appreciated and now trades at an average multiple of twenty-one. We believe the market is better discounting the favorable prospects for the engineering and construction industry as a whole.
If we apply the midpoint of our range of adjusted 2008 earnings estimates ($4.19 to $6.37 per share) to the current industry multiple of twenty-one times and add the six dollars per share of value for the tax asset, we estimate a fair value of Washington Group to be $117 per share. Obviously, this does not reflect a control premium or a portion of any anticipated synergies that should be available to shareholders in a sale.
This analysis also does not take into account claims recoveries or the potential upside from the Sellafield contract. Washington Group is one of four bidders for the contract worth $2.0 to $2.5 billion per year. The contract award is not included in our estimates but could add $2.00 to $2.50 of annual earnings per share for Washington Group during the life of the contract. We believe Washington Group is well positioned to compete for this unique contract and is not being compensated for its potential in the proposed merger.
Based on the above analysis, we believe the proposed merger consideration is inadequate and intend to vote against the deal.
Washington Group’s Opportunity as a Standalone Enterprise
Washington Group is over-capitalized. In the proposed sale, URS would use the cash on Washington Group’s balance sheet and take on additional leverage to try to deliver outsize returns to URS shareholders. URS has repeatedly cited its track record of successfully repaying debt as a corporate strength. On the conference call on May 29, Mr. Hanks cited the opportunity for Washington Group shareholders to “take some cash off the table.” Washington Group did not cite the leverage of the combined company as a negative.
Given that the Washington Group Board has determined that these traits are desirable, the company can create this opportunity for shareholders itself. Washington Group should consider returning its cash to shareholders and taking on debt comparable to that in the proposed sale to deliver outsize returns to Washington Group shareholders.

Management has addressed pressure from other investors to increase leverage by claiming the company risked losing customers if its balance sheet were less conservative. For several years, we have deferred to management’s judgment on this point. However, implicit in the proposed merger is the view that the company can operate with leverage without adverse impact on its business. In light of the Board now adopting a new view, it should reconsider the company’s standalone capital structure.
URS estimates it will have 3.2 times debt to EBITDA post merger. Washington Group should consider recapitalizing at a similar ratio. EBITDA adjusted to exclude highway contract charges for the twelve months ended March 31, 2007 was $207 million. This implies Washington Group has debt capacity of $660 million, which it could use along with cash on the balance sheet to pay a special dividend of $27.50 per share. The related interest expense and foregone interest income would reduce 2008 earnings by about $1 per share. At a constant earnings multiple, this would add approximately $7 per share to the company’s value and give shareholders an opportunity to “take some cash off the table.” Rather than accepting $43.80 per share in cash and thirty percent of the combined URS, Washington Group shareholders could receive $27.50 per share and own all of Washington Group.
Concluding Thoughts
A combination of URS and Washington Group is not by definition bad for Washington Group shareholders. When we met URS management, we were impressed with Messrs. Koffel and Hicks. We believe they could lead a combined company to great success. In addition to a possible $50 million of expense synergies, the proxy describes the advantages URS would have by offering a full complement of services to customers.
However, the proposed merger consideration neither gives Washington Group credit for its full value nor its superior growth prospects. The proposal does not share with Washington Group shareholders (other than through reduced participation as future URS holders) any portion of the synergies. Though a combination may make business sense, we are skeptical that URS will increase its bid to compensate Washington Group shareholders adequately. Like any good management, we believe Messrs. Koffel and Hicks are, in part, attracted to the proposed bargain price in the deal.
We believe Washington Group should remain a standalone company. While we understand that the merger agreement requires that this be brought to a shareholder vote, we would urge Washington Group management to remain focused on Washington Group as a standalone entity and not allow performance to suffer as a result of this distracting process. We have been long-time patient holders of Washington Group and are optimistic about its prospects. We look forward to remaining shareholders.
Sincerely,
/s/ David Einhorn
David Einhorn
President
Greenlight Capital, Inc.